Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	November 15, 2024

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to November 14, 2024, we sold a total of 12,155,132 shares of common stock at a weighted average price of $9.16 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $110.0 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

October 2024 Financial Update
On November 15, 2024, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of October 31, 2024 is between $7.13 and $7.23. This estimate is not a comprehensive statement of our financial condition or results for the month ended October 31, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our NAV per share as of October 31, 2024, which will be reported in our Annual Report on Form N-CSR, may differ from this estimate.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after October 31, 2024 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate changes and inflation rates, the ongoing war between Russia and Ukraine, the escalated armed conflict in the Middle East, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this October 2024 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Declaration of Monthly Common Stock Cash Distributions
On October 28, 2024, our board of directors declared monthly cash distributions for common stockholders for each of the three months in the quarter ending January 31, 2025.
The following schedule applies to the distributions for common stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
November 2024	November 19, 2024	November 29, 2024	$0.115
December 2024	December 20, 2024	December 31, 2024	$0.115
January 2025	January 21, 2025	January 31, 2025	$0.115